UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

FLEXION THERAPEUTICS, INC.

(Name of Subject Company)

Flexion Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33938J106

(CUSIP Number of Class of Securities)

Michael D. Clayman, M.D.
Chief Executive Officer
Flexion Therapeutics, Inc.
10 Mall Road, Suite 301

Burlington, MA 01803

(781) 305-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega

Kevin Cooper

Sean M. Clayton

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Flexion Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 22, 2021, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on October 22, 2021 by Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 11, 2021 (the “Merger Agreement”), by and among the Company, Pacira and Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Pacira (“Purchaser”) to acquire all of the outstanding shares of common stock of Flexion, $0.001 par value per share (the “Shares”) at an offer price of (i) $8.50 per Share in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which will represent the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, upon the achievement of specified milestones, described in further detail in the Schedule 14D-9, pursuant to the terms of the Contingent Value Right Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By deleting the sentence under the section entitled “Legal Proceedings” on page 43 and replacing it with the following paragraphs:

“As of November 1, 2021, five complaints were filed in federal court by purported stockholders of Flexion regarding the Merger. The first complaint was filed on October 22, 2021, in the United States District Court for the Southern District of New York and is captioned Elaine Wang v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv- 08693. The second complaint was filed on October 28, 2021, in the United States District Court for the Southern District of New York and is captioned Marc Waterman v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08804 (S.D.N.Y filed October 28, 2021). A third complaint was filed on October 28, 2021, in the United States District Court for the Southern District of New York and is captioned Melinda Turkington v. Flexion Therapeutics, Inc., et al., Case No. 1:21- cv-08817. A fourth complaint was filed on November 1, 2021, in the United States District Court for the Southern District of New York and is captioned Barbara Hart v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08919. A fifth complaint was filed on November 1, 2021, in the United States District Court for the Southern District of New York and is captioned Lee Beary v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08925 (collectively, the “Complaints”). The Complaints name as defendants Flexion and each member of the Board (the “Flexion Defendants”). The Waterman complaint additionally names as defendants Pacira and Purchaser (the “Pacira Defendants”). The plaintiffs generally contend that this Schedule 14D-9 has omitted or misrepresented material information regarding the Merger. The Hart complaint additionally alleges that Flexion engaged in an insufficient sales process and that members of the Board and Flexion’s management had conflicts of interest with Flexion’s stockholders. The Complaints allege violations of Section 14(d) and/or Section 14(e) of the Exchange Act against all Flexion Defendants, and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Waterman complaint additionally alleges violations of Section 14(d), Section 14(e) and Section 20(a) of the Exchange Act against the Pacira Defendants. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) other damages purportedly incurred on account of defendants’ alleged misstatements or omissions; (iv) disclosure of certain information requested by the plaintiffs; (v) declaratory relief stating defendants violated the Exchange Act; and (vi) an award of plaintiffs’ expenses and attorneys’ fees. Each of the Flexion Defendants and the Pacira Defendants intend to vigorously defend these actions.

Additional lawsuits may be filed against Flexion, the Board, Pacira and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, the Company and Pacira will not necessarily announce such additional filings.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby supplemented as follows:

1. By inserting the following Exhibit below (a)(14) as Exhibit (a)(15)*.

“Flexion Therapeutics, Inc. Employee FAQ, first used on November 1, 2021.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXION THERAPEUTICS, INC.

	By:	/s/ Mark S. Levine

	Name:	Mark S. Levine

	Title:	General Counsel and Corporate Secretary

Dated: November 1, 2021